SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V300 and 70788V102

(CUSIP Number)

Joseph Schneider

KLS Diversified Asset Management LP

452 Fifth Avenue, 22th Floor

New York, New York 10018

212-905-0867

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V300 and 70788V102	Page 2

1	NAMES OF REPORTING PERSONS KLS Diversified Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 705,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 705,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 15,058,480 shares of Common Stock (as defined in Item 1) outstanding as of May 4, 2018, as reported in Form 10-Q (as defined in Item 5).

CUSIP No. 70788V300 and 70788V102	Page 3

Item 1. Security of the Issuer.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on January 29, 2018 (as amended by Amendment No. 1 thereto filed on May 17, 2018, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Issuer”). The Issuer’s principal executive office is located at 14701 St. Mary’s Lane, Suite 275, Houston, Texas 77079.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 15,058,480 shares of Common Stock outstanding as of May 4, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018 (“Form 10-Q”). The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

The Reporting Person does not beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, the Reporting Person effected the following transactions in the Common Stock:

Date	Amount	Price per Share		Type of Transaction
May 14, 2018	5,500	$63.15	(1)	open market sale
May 14, 2018	10,154	$62.55	(2)	open market sale
May 14, 2018	16,128	$61.61	(3)	open market sale
May 15, 2018	200,000	$60.94	(4)	open market sale
May 16, 2018	17,387	$63.63	(5)	open market sale
May 16, 2018	34,557	$64.51	(6)	open market sale
May 21, 2018	41,780	$66.26	(7)	open market sale
May 21, 2018	21,356	$66.99	(8)	open market sale
May 22, 2018	15,344	$65.16	(9)	open market sale
May 22, 2018	41,808	$66.77	(10)	open market sale
May 22, 2018	32,823	$67.52	(11)	open market sale
May 23, 2018	10,100	$64.01	(12)	open market sale
May 23, 2018	6,500	$65.15	(13)	open market sale
May 23, 2018	4,700	$66.61	(14)	open market sale

(1)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $63.01 to $63.84, inclusive. KLS undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in this footnote 1 and footnotes 2 through 14.
(2)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $62.28 to $62.92, inclusive.
(3)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $61.50 to $61.88, inclusive.
(4)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $60.65 to $61.40, inclusive.
(5)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $63.50 to $63.87, inclusive.
(6)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $63.90 to $64.87, inclusive.
(7)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.90 to $66.68, inclusive.

CUSIP No. 70788V300 and 70788V102	Page 4

(8)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $66.75 to $67.64, inclusive.
(9)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.00 to $65.78, inclusive.
(10)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $66.25 to $67.17, inclusive.
(11)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $67.26 to $68.26, inclusive.
(12)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $64.00 to $64.18, inclusive.
(13)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.05 to $65.47, inclusive.
(14)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $66.27 to $66.90, inclusive.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018

KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ JOSEPH SCHNEIDER

Name:	Joseph Schneider, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)